
Mail Stop 3720

July 8, 2009

Via U.S. Mail and Fax (217) 258-6240
Robert J. Currey
Chief Financial Officer
Consolidated Communications Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938-3987

> **RE: Consolidated Communications Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
>
> **Form 10-Q for the quarter ended March 31, 2009**
> **File No. 000-51446**

Dear Mr. Currey:

  We have reviewed your supplemental response letter dated June 25, 2009 as well as your filing and have the following comments. As noted in our comment letter dated June 11, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Annual Report filed on Form 10-K for the year ended December 31, 2008

Item 7. MD&A of Financial Condition and Results of Operations

Overview – Segments, page 46

1. We have reviewed your response to comment 1 and the information in Exhibits A and B that is provided to your chief operating decision maker. We believe that each line item under Telephone Operations in Exhibits A and B is a separate operating segment under SFAS 131 as discrete financial information is presented to your chief operating decision maker on a monthly basis. We note that this information contains operational EBITDA, which the chief operating decision maker can use to make resource allocation decisions and to assess performance.

  We note from your response that the line items under Telephone Operations in Exhibits A and B are "aggregated for understanding the results from the segment as a whole because these services are interrelated and provided across the same access lines, often to the same customers. Performance evaluation, operating decisions and resource allocation generally take place at the [Telephone Operations] segment level." If you believe that these line items under Telephone Operations can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis. In addition to your analysis of paragraphs 17(a) through 17(e), please provide us with an analysis that includes historical and projected revenues and operational EBITDA, along with any other information you believe would be useful in understanding how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if operational EBITDA is decreasing for one operation and increasing for another).

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 – 21 of SFAS 131, please provide us an analysis to support your position.

Note 8 – Goodwill and Other Intangible Assets, pages 79-80

2. Per your May 28, 2009 response letter, "[i]n 2008 and the preceding years, [you] considered [y]our [Telephone Operations] reporting units to be the Telephone Operations services in [y]our Illinois ILEC territory, Telephone Operations services in [y]our Texas ILEC territories, Telephone Operations services in [y]our Pennsylvania ILEC territory, [and your] Pennsylvania CLEC Operations." Tell us whether your chief operating decision maker received information during 2008 with the same or similar level of detail presented in Exhibits A and B. If that is the case, each of the line items under Telephone Operations is also a reporting unit that should have been tested for impairment during your annual goodwill impairment test in November 2008.

3. In your letter you state that "[r]evenues and cash flows for [y]our 2009 first quarter each trailed [y]our projections by approximately 5.2%" and that even if you were "unable to implement adequate cost reduction measures and all other material inputs in [your] income model were to remain constant, [your] revenues could decline by over 1.5% annually without triggering a goodwill impairment charge". Tell us how you considered this information in evaluating whether you should perform an interim goodwill impairment test.

4. Please provide us with a breakdown of goodwill by reporting units based on the line items under Telephone Operations in Exhibits A and B and also disclose this information in future filings.

5. We believe that the information you provided in the last two paragraphs of your response to comment 3 is useful to investors, specifically the statement that "[r]evenues and cash flows for [y]our 2009 first quarter each trailed [y]our projections by approximately 5.2%." Please add this to the critical accounting policy disclosure you already committed to include in your next Form 10-Q.

* * * *

       Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

       Sincerely,

       Larry Spirgel
       Assistant Director